October 10, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Plains GP Holdings, L.P.  (the “Company”)

Registration Statement on Form S-1 (File No. 333-190227)

Ladies and Gentlemen:

As representative of the several underwriters of the Company’s proposed public offering of up to 147,200,000 Class A shares representing limited partner interests, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (ED) on Tuesday, October 15, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s  Preliminary Prospectus dated  October 7, 2013, through the date hereof:

Preliminary Prospectus dated October 7, 2013:

18,410 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

BARCLAYS CAPITAL INC.

As Representative of the several underwriters

By:	/s/ Victoria Hale
Victoria Hale
Vice President